Filed Pursuant to Rule 424(b)(3)

Registration No. 333-182326

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus Dated July 20, 2012)

GRANDPARENTS.COM, INC.

19,775,632 SHARES OF COMMON STOCK

This Prospectus Supplement No. 1 (this “Supplement”) supplements the prospectus dated July 20, 2012 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-182326). This Supplement and the Prospectus relate to the resale by the selling security holders identified in the Prospectus (the “Selling Security Holders”) of up to 19,775,632 shares of common stock, par value $.01 per share (“Common Stock”), of Grandparents.com, Inc. (the “Company”) including (i) up to 12,897,172 shares of Common Stock (the “Investor Shares”) issued upon conversion of the Company’s Series B Convertible Preferred Stock, par value $.01 per share, issued pursuant to the Company’s private placement completed on February 23, 2012, (ii) up to 5,588,749 shares of Common Stock (the “Advisory Warrant Shares”) issuable upon the exercise of warrants (the “Advisory Warrants”) issued to the Company’s investment banking advisor as partial compensation for its services in connection with the asset contribution transaction completed on February 23, 2012 and to the investment banking advisor’s assignees, and (iii) up to 1,289,711 shares of Common Stock (the “Placement Agent Warrant Shares” and together with the Advisory Warrant Shares, the “Warrant Shares”) issuable upon the exercise of warrants (the “Placement Agent Warrants” and, together with the Advisory Warrants, the “Warrants”) issued to the Company’s placement agent as partial compensation for its services in connection with the Company’s private placement completed on February 23, 2012 and to the placement agent’s assignees. The Investor Shares and the Warrant Shares (collectively, the “Shares”) are being offered by the Selling Security Holders.

The Company is not selling any of the Shares and, as a result, it will not receive any proceeds from the sale of the Shares covered by the Prospectus and this supplement other than proceeds in the event that some or all of the Warrants held by the Selling Security Holders are exercised for cash. All of the net proceeds from the sale of the Shares will go to the Selling Security Holders.

This Supplement contains the Current Report on Form 8-K dated July 30, 2012 filed by the Company with the Securities and Exchange Commission on August, 2012 and updates, amends and supplements the information included or incorporated by reference in the Prospectus. This Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Supplement. If there is any inconsistency between the information in this Supplement and the Prospectus, you should rely on the information in this Supplement. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in the Shares involves a high degree of risk. You should carefully consider the risk factors beginning on page 3 of the Prospectus before purchasing any Shares.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is August 3, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 30, 2012

Grandparents.com, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-21537	93-1211114
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
incorporation)

589 Eighth Avenue, 6th Floor New York, New York	10018
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 646-839-8800

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On July 30, 2012, Grandparents Health Plans, LLC (“GHP”), a majority-owned subsidiary of Grandparents.com, Inc. (the “Company”), and Humana MarketPOINT, Inc. (“Humana”) entered into a Marketing and Distribution Agreement (the “Marketing Agreement”), effective as of September 1, 2012 (the “Effective Date”), pursuant to which Humana granted to GHP the right to offer and sell certain Medicare supplement, major medical, short term medical, term life, dental and vision insurance products as well as financial protection products (collectively, the “Products”) in any area in which Humana is authorized under applicable law to sell and GHP is licensed under applicable law and appointed by Humana to sell the Products (the “Service Area”).

Pursuant to the Marketing Agreement, GHP will receive certain commissions from Humana on sales of the Products in the Service Area. In addition, Humana will pay GHP administrative fees and/or overrides as consideration for certain administrative services performed by GHP. The Marketing Agreement also provides that Humana is responsible for all service requirements and administration regarding issued Products, including, but not limited to, claims processing, policy issuance, policy changes, pricing, and sales made through Humana’s call center and websites. The term of the Marketing Agreement is three (3) years from the Effective Date.

The Marketing Agreement contains customary confidentiality obligations of GHP in favor of Humana relating to the use of information obtained by GHP regarding the business of Humana and its affiliates. In addition, in accordance with the applicable requirements of the Privacy and Security Rules under the Health Insurance Portability and Accountability Act of 1996 and the rules and regulations promulgated thereunder (“HIPAA”), GHP is required to protect the privacy and security of any protected health information (as defined in HIPAA) created or received by GHP from or on behalf of Humana. Furthermore, GHP is required to comply with Humana’s information technology security requirements.

The Marketing Agreement also contains customary representations and warranties of GHP and Humana as well as mutual indemnification obligations relating to (i) the breach of any representation, warranty, or agreement contained in the Marketing Agreement, (ii) willful misconduct or negligence in the performance (or non-performance) of the Marketing Agreement, (iii) violations of applicable federal or state insurance laws or regulations, or (iv) an actual or alleged direct or indirect omission or commission that causes an indemnified party to violate any applicable law. In addition, the Marketing Agreement contains customary termination rights, including the right of either party to terminate the Marketing Agreement upon thirty (30) calendar days’ written notice in the event of an uncured “material breach” (as defined in the Marketing Agreement) or upon ninety (90) calendar days’ written notice without cause.

The foregoing description of the Marketing Agreement does not purport to be complete and is qualified in its entirety by reference to the Marketing Agreement which the Company will file as an exhibit to its Form 10-Q for the quarter ended June 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 3, 2012	GRANDPARENTS.COM, INC.

	By:	/s/ Joseph Bernstein
Joseph Bernstein
Co-Chief Executive Officer, Chief Financial Officer and Treasurer